Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 2500
Houston, TX 77046-1173
713 626 1919
www.invesco.com
April 21, 2011
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	AIM Investments Funds (Invesco Investment Funds) File Nos: 811-05426 and 033-19338
Dear Mr. Di Stefano:
     On behalf of AIM Investment Funds (Invesco Investment Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you on March 14, 2011, with regard to Post-Effective Amendment No. 109 under the Securities Act of 1933 and Amendment No. 110 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 8, 2011, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 25, 2011.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
General Comments
1. Comment: In the footnote regarding a contractual expense limit or waiver, please state who can terminate the expense limit or waiver and under what circumstances.
Response: The last sentence of each footnote regarding each expense limit or waiver provides that unless the Board of Trustees and Invesco Advisers, Inc. mutually agree to amend or continue the fee waiver agreement, it will terminate on a date no less than one year from the effective date of the expense limit.
2. Comment: Consider including “Small Cap Risk” and “Equity Risk”.

Vincent Di Stefano
Division of Investment Management	Page 2
Response: “Small Cap Risk” has not been included as small cap investing is not a principal investment strategy of the Fund. We have included Market Risk.
3. Comment: On page A-4, it is unclear whether the actual CDSC of the fund has been stated as required.
Response: The CDSC on the Fund’s Class C shares is expressly stated as 1.00% under “Fund Summary-Fees and Expenses of the Fund-Shareholder Fees (fees paid directly from your account)”. It is also provided in the section entitled, “Shareholder Account Information — Choosing a Share Class”.
4. Comment: In Appendix C, in the table, please note in the heading that past trusteeships are during the past five years.
Response: We have made this change.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel